UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARRIVED DEBT FUND, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	99-0684868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, Arrived Fund Manager, LLC, our Manager and the Arrived Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Arrived Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”).

Unless otherwise indicated, the latest results discussed below are as of June 30, 2026. The financial statements included in this filing as of June 30, 2026 and for the six months ended June 30, 2026 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

General

Arrived Debt Fund, LLC is a Delaware limited liability company, formed on December 21, 2023 to invest in and manage a diversified portfolio of residential real estate loans as well as residential real estate debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of residential real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We may also enter into one or more joint ventures or other arrangements for the acquisition of loans and other debt investments secured by residential real estate with third parties or affiliates of the Manager, including present and future real estate investment offerings sponsored by affiliates of the Manager.

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We have elected to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2024.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 9 in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act, although we do not intend to do so. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Offering Results

We are continuing to offer up to $32,700,000 of our common shares, representing the amount available to be offered as of June 22, 2026 under the $75 million rolling 12-month maximum after taking into account approximately $42.3 million of common shares sold during the preceding 12 months. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. As of June 30, 2026 and December 31, 2025, we have raised cumulative gross offering proceeds of approximately $90.9 million and $71.3 million, respectively, from settled subscriptions. We expect to offer common shares in our offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

The per share purchase price for our common shares in this offering is adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

Our offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Below is the NAV per common share, as determined in accordance with our valuation policies for each period to date.

Date	NAV Per Share	Link
Inception (May 16, 2024)	$10.00	Initial period
January 25, 2025	$10.00	Form 1-U
April 25, 2025	$10.02	Form 1-U
July 25, 2025	$10.01	Form 1-U
October 25, 2025	$10.01	Form 1-U
January 25, 2026	$10.00	Form 1-U
April 25, 2026	$10.00	Form 1-U
July 25, 2026	$10.00	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains, we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the Manager. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds.

Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

For further details, please see Note 8, Members’ Equity – Distributions in our financial statements.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we have adopted a redemption plan under which, on a quarterly basis, at any time after six (6) months following the purchase of common shares, an investor has the opportunity to obtain liquidity as described in detail in our Offering Circular.

As of June 30, 2026 and 2025, approximately 359,874 and 36,632 shares, respectively, had been submitted for redemption, and 100% of such requests were honored, with redemptions totaling approximately $3,599,977 and $366,320, respectively. Redemptions for the six months ended June 30, 2026 and 2025 have primarily been paid out of our free cash flow.

Critical Accounting Policies

Our accounting policies conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 – Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest payments on loans held by the Company. See Note 2, Summary of Significant Accounting Policies, in our financial statements for further details.

Operating Results

For the six months ended June 30, 2026 and 2025, we had a total net income of approximately $2.74 million and $1.25 million, respectively. This increase of approximately $1.49 million was primarily driven by growth in the loan portfolio during 2026.

Revenues

For the six months ended June 30, 2026 and 2025, we earned revenue of approximately $4.16 million and $1.87 million, respectively. This increase of approximately $2.29 million was primarily attributable to the growth in the loan portfolio, which expanded from approximately $48.5 million in notes receivable as of June 30, 2025 to approximately $89.1 million as of June 30, 2026.

Expenses

For the six months ended June 30, 2026 and 2025, we incurred approximately $1,414,950 and $650,249, respectively, in operating expenses. This increase of approximately $764,701 was primarily due to the growth in our loan portfolio during 2026, which increased our overall operating expenses.

Other Income

For the six months ended June 30, 2026 and 2025, we earned approximately $14,486 and $31,682, respectively, in other interest income from yield on deposits. This decrease of approximately $17,196 reflects lower average cash balances held during 2026.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our offering to conduct our proposed operations. We obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

As of June 30, 2026 and December 31, 2025, we had deployed approximately $93.1 million and $68.2 million, respectively, in capital to acquire our investments. This growth reflects our increased capital raising during 2026 and our ability to identify investment opportunities in the residential real estate lending market. We had approximately $67,599 and $48,780 in cash and cash equivalents, respectively, on hand. The increase in cash of approximately $18,819 was primarily due to proceeds from our offering and related party borrowings, largely offset by our loan purchases and our investment in Sound Capital. As of June 30, 2026, we anticipate that cash on hand, proceeds from our offering, and cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months.

We are offering up to $32.7 million in our common shares as of June 22, 2026, pursuant to Regulation A.

As of June 30, 2026, we had approximately $11.75 million in unsecured Company-level debt. For further details, please see Note 7, Notes Payable – Related Party. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. It is our policy to not borrow more than 80% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

We have elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2024. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains, we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Market Outlook — Real Estate Finance Markets

Our investment strategy combined with the experience and expertise of our Manager’s management team has provided, and we believe will continue to provide, opportunities to originate investments with attractive short-term residential real estate debt returns along with the security of borrower recourse and low loan-to-value ratios directly with experienced lenders and real estate companies, thereby taking advantage of current market conditions in order to seek the best risk-return dynamic for our common shareholders.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED DEBT FUND, LLC

CONSOLIDATED FINANCIAL STATEMENTS

ARRIVED DEBT FUND, LLC

CONSOLIDATED BALANCE SHEETS

	June 30, 2026 (unaudited)	December 31, 2025*

ASSETS
Current assets:
Cash	$67,599	$48,780
Interest receivable - bank	-	433,825
Other receivables	1,313,875	-
Notes receivable - held to maturity	89,122,524	68,216,366
Interest receivable	1,458,401	1,610,170
Total current assets	91,962,399	70,309,140
Investment in Sound Capital	4,000,000	-
Total assets	$95,962,399	$70,309,140

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$248,493	$98,113
Due to servicers	444,092	68,630
Due to related party	196,340	138,965
Notes payable - related party	11,750,000	2,000,000
Total liabilities	$12,638,925	$2,305,708

Members’ equity:
Members’ equity	76,593,724	64,012,765
Retained earnings	6,729,750	3,990,667
Total members’ equity	83,323,474	68,003,432
Total liabilities and members’ equity	$95,962,399	$70,309,140

*	Derived from audited financial statements

See the accompanying notes to these consolidated financial statements.

ARRIVED DEBT FUND, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended June 30, 2026 (unaudited)	For the Six Months Ended June 30, 2025 (unaudited)

Interest revenue	$4,134,211	$1,868,979
Other revenues	20,837	-
Total revenue	4,155,048	1,868,979

Operating expenses
Offering related fees	19,232	1,500
Filing fees	1,090	79
Interest expense	257,255	127,585
Asset management fee	513,816	222,745
Offering service fee	490,042	236,975
Credit loss expense	87,544	2,653
Professional fees	45,971	58,711
Total operating expenses	1,414,950	650,249

Income from operations	2,740,098	1,218,730

Other operating income (expenses)
Interest income - bank	14,486	31,682
Federal taxes	(15,500)	-
Total other operating expenses	(1,014)	31,682

Net income	$2,739,083	$1,250,412

See the accompanying notes to these consolidated financial statements.

ARRIVED DEBT FUND, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

For the Six Months Ended June 30, 2026 (unaudited)
Balance as of January 1, 2026	$68,003,432
Issuance of common shares, net of offering costs	19,232,843
Redemptions of common shares	(3,599,977)
Distributions	(3,051,908)
Net income	2,739,083
Balance as of June 30, 2026	$83,323,474

For the Six Months Ended June 30, 2025 (unaudited)
Balance as of January 1, 2025	$23,499,733
Issuance of common shares, net of offering costs	24,281,917
Redemptions of common shares	(366,320)
Distributions	(1,270,730)
Net income	1,250,412
Balance as of June 30, 2025	$47,395,012

See the accompanying notes to these consolidated financial statements.

ARRIVED DEBT FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2026 (unaudited)	For the Six Months Ended June 30, 2025 (unaudited)

Cash flows from operating activities:
Net income (loss)	$2,739,083	$1,250,412
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Noncash capitalized interest income and change in allowance for credit loss	(494,717)	-
Seller accrued interest included in investing activities	14,625	-
Changes in operating assets and liabilities:
Interest receivable - bank	(476)	10,389
Other receivables	(4,172)	(627,596)
Interest receivable	70,468	(125,464)
Accrued expenses	150,380	(45,710)
Notes payable	-	3,630,000
Due to servicers	427,912	128,080
Due to related party	57,374	285,603
Net cash provided by (used in) operating activities	2,960,477	4,505,713

Cash flows from investing activities:
Purchase of notes receivable – held to maturity	(53,450,700)	-
Principal collections on notes receivable – held to maturity	32,178,084	-
Notes receivable - held to maturity	-	(29,601,465)
Purchase of investment in Sound Capital	(4,000,000)	-
Net cash used in investing activities	(25,272,616)	(29,601,465)

Cash flows from financing activities:
Proceeds from notes payable, related party	39,288,000	-
Repayments of notes payable, related party	(29,538,000)	-
Proceeds from (repayment of) notes payable, related party	-	(1,045,000)
Net proceeds from the issuance of common shares	19,232,843	24,281,917
Redemption of common shares	(3,599,977)	(366,320)
Distributions	(3,051,908)	(1,270,730)
Net cash provided by financing activities	22,330,958	21,599,868

Net increase (decrease) in cash	18,819	(3,495,885)

Cash at beginning of period	48,780	5,161,617
Cash at end of period	$67,599	$1,665,732

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$12,400	$-
Cash paid for interest	$48,927	$127,585
Supplemental disclosure of noncash investing and financing activities:
Noncash refinancing of notes receivable - held to maturity	$6,762,500	$-

See the accompanying notes to these consolidated financial statements.

ARRIVED DEBT FUND, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Debt Fund, LLC (the “Company”) is a Delaware limited liability company formed on December 21, 2023, under the laws of Delaware. Arrived Debt Fund, LLC was formed primarily to invest in and manage a diversified portfolio of debt investments secured by residential real estate investments.

The Company is externally managed by Arrived Fund Manager, LLC (the “Manager”), which is a wholly-owned subsidiary of the sponsor, Arrived Holdings, Inc. (the “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for private entities.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Arrived TRS 1, LLC (“TRS 1”), a taxable REIT subsidiary formed to hold investments that would not qualify as REIT-compliant assets if held directly by the Company. All intercompany balances and transactions between the Company and TRS 1 have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 1.75% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with the offering, including, without limitation, underwriting, legal, accounting, escrow, compliance, marketing and technology costs related to the offering. If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

During the offering, the Company pays the sponsor a monthly offering service fee equal to 0.10% of the total principal balance of the Company’s loan portfolio and the market value of its other investment vehicles, including real estate, as of the end of each month.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying values of the Company’s cash, receivables, and accrued expenses approximate their fair values due to the short maturity of these instruments. The Company believes the carrying amount of its notes receivable approximates fair value based on rates and other terms currently available to the Company for similar instruments.

Notes Receivable – Held to Maturity

Notes receivable, net, are recorded at amortized cost, which represents the original transaction amount adjusted for the amortization of any premium or discount and net of any allowance for credit losses. The Company has the intent and ability to hold its notes receivable for the foreseeable future or until repayment or maturity.

Interest income is recognized on these notes using the effective interest method over the contractual life of the note. The effective interest rate method amortizes any premium or discount over the remaining term of the note and recognizes interest income accordingly.

The Company evaluates its held-to-maturity notes receivable for credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The allowance for credit losses is estimated under the Current Expected Credit Losses (“CECL”) model, which incorporates the historical performance of similar instruments, current economic conditions, and reasonable and supportable forecasts. The Company applies a loss-rate methodology that includes expected default frequencies and loss given default assumptions, adjusted for borrower-specific and macroeconomic risk factors. The allowance is reviewed regularly and adjusted as necessary based on updated information and risk assessments.

Impairment of Held-to-Maturity Notes

The Company evaluates its notes receivable – held to maturity for impairment at each reporting date. If the Company determines that it is probable that it will not collect amounts due according to the contractual terms, an impairment loss is recorded.

Interest Income on Notes Receivable – Held to Maturity

The Company earns interest on its notes receivable – held to maturity secured by residential real estate. Interest income is recognized using the effective interest method over the contractual term of the instrument and includes the amortization of premiums, discounts, and, where applicable, certain deferred fees and costs.

Accrued Interest Receivable and Nonaccrual

The Company has elected not to measure an allowance for credit losses on accrued interest receivables when uncollectible accrued interest is written off in a timely manner. A write-off is considered timely when recorded no later than the month-end close for the reporting period in which management concludes that the accrued interest, or a portion thereof, is uncollectible. Current-year accrued interest write-offs are recorded as a reversal of interest income, while accrued interest recognized in prior years is written off through bad debt expense.

Interest accrual is discontinued when management concludes that collection of the related interest is no longer reasonably expected. While a loan is on nonaccrual status, cash interest received is recognized as interest income when collection of the principal is reasonably expected; otherwise, cash receipts are applied to reduce the loan balance under the cost-recovery method. Accrual resumes when the loan is contractually current and collection of the remaining principal and interest is reasonably expected. Past-due status is determined based on contractual payment terms, including executed extensions or modifications. Expected credit losses related to principal are evaluated separately under the Company’s CECL methodology.

Management Compensation

The Manager or the sponsor will also receive a monthly asset management fee of 0.10%, which will be based on the NAV at the end of each prior quarterly period. The Company may reimburse the Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, whether or not we ultimately acquire the investment. The Manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Interest and Origination Fees on Related Party Loans – Manager or its Affiliates

In connection with each loan acquisition, the Manager or its affiliates may provide a loan to finance the purchase of such loan, and the Company will pay interest at the current market rate. The Company may also pay a loan origination fee that will be charged at the current market rate.

Fees from Other Services – Affiliates of our Manager

The Company may retain certain Manager’s affiliates, from time to time, for services relating to the investments or operations of the Company, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.

Redemption Fees – Manager

The Manager is entitled to receive a fixed redemption fee from investors for shares redeemed between six months and three years of the settlement date. For shares held between six months and three years, the effective redemption price includes a fixed 1.0% fee that will be paid to the Manager based on the NAV of the common shares in effect at the time of the redemption request. No redemption fee is charged on shares held for more than three years. Redemption fees are retained by the Manager and are intended to offset administrative and liquidity-related costs associated with early redemptions.

Incentive Fees Payable by Originators – Sponsor or its Affiliates

The sponsor or its affiliates may receive incentive fees from a third-party originator to whom they provide services with respect to loans the Company acquires from such originators in the form of a referral fee, or a portion of the fees payable by borrowers to the originators with respect to the making of the loan.

Accrued Expenses

Accrued expenses include accrued professional fees and other operating expenses.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the period ended June 30, 2026.

Operating Expenses

The Company is responsible for the costs and expenses attributable to its business. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from the Company and cannot be covered by any operating expense reserves on the balance sheet of the Company, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Company with a credit to contributed capital, (b) loan the amount of the operating expenses to the Company, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Company, and/or (c) cause additional interests to be issued in the Company in order to cover such additional amounts.

Interest Income on Notes Receivable – Held to Maturity

The Company’s primary source of income is interest earned on its notes receivable secured by residential real estate. Interest income is recognized using the effective interest method over the contractual term of the instrument and includes the amortization of premiums, discounts, and, where applicable, certain deferred fees and costs. Accrual of interest income is discontinued when collection of principal or interest is not probable, in accordance with the Company’s nonaccrual policy. See Note 3 — Notes Receivable – Held to Maturity for additional information.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company is organized as a limited liability company for legal purposes and has elected to be treated as a corporation for U.S. federal income tax purposes.

Effective for the taxable year ended December 31, 2024, the Company elected to be taxed as a real estate investment trust (“REIT”). So long as the Company qualifies and maintains its REIT status, it generally is not subject to U.S. federal corporate income tax on the portion of its REIT taxable income that it distributes to its members, provided it satisfies, among other requirements, the annual distribution requirement of at least 90% of its REIT taxable income.

The Company’s wholly owned subsidiary, Arrived TRS 1, LLC (“TRS 1”), is not a REIT. TRS 1 has elected taxable REIT subsidiary status under Section 856(l) of the Internal Revenue Code and is subject to regular U.S. federal and state corporate income taxes on its taxable income, in the same manner as any other C corporation. TRS 1’s tax liability, if any, does not affect the Company’s own REIT qualification or its distribution requirements, provided the value of the Company’s securities in taxable REIT subsidiaries does not exceed the limits prescribed under the REIT asset tests.

The Company may, however, be subject to certain federal taxes, including taxes on undistributed income, excise taxes on insufficient distributions, taxes on built-in gains and prohibited transactions, and taxes payable by any taxable REIT subsidiaries, if applicable.

REIT-level tax losses do not flow through to members. Under current U.S. federal tax law, net operating losses generated at the REIT level may be carried forward indefinitely and used to offset up to 80% of taxable income in future years.

Many states conform to the federal REIT rules and allow a dividends-paid deduction; in those jurisdictions, the Company generally does not expect material state corporate income taxes when distributions exceed taxable income. In states that do not conform, the Company may be subject to state income or franchise taxes based on applicable state law. Members are generally not subject to state income tax solely because the REIT owns property in a particular state; members may, however, be subject to taxes in their state of residence.

Recently Issued and Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective December 21, 2023 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s financial statements but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: NOTES RECEIVABLE – HELD TO MATURITY

The Company acquires loans related to real estate assets, including construction loans, purchase loans, and rehabilitate bridge loans from loan originators. The Company’s partnerships with loan originators (servicers) are established through a structured process that includes both inbound and outbound sourcing, with a focus on due diligence, credit risk, and financial transparency. Originators are evaluated based on their business model, lending specialization, geographic exposure, historical performance, underwriting practices, and financial stability. Once an originator is approved, individual loans are assessed using defined selection criteria, such as borrower experience, creditworthiness, collateral quality, and quantitative thresholds like loan-to-after-repair-value (LTARV) and loan-to-cost (LTC).

For certain individual servicers, the Company has executed a Master Purchase Agreement that includes a repurchase provision requiring the originator (Seller) to repurchase a loan if the borrower fails to remit the balloon payment within 30 business days of its maturity date. Upon written notice from the Company (Purchaser), the Seller is obligated to repurchase the loan at the agreed repurchase price within 30 business days of notification, unless the borrower satisfies the balloon payment prior to the repurchase being completed.

Certain loans within the Company’s portfolio generate interest payments on a monthly basis, while others accrue interest over the life of the loan, with both principal and interest paid in full upon maturity or repayment. Borrowers remit interest payments directly to the servicer, who then transmits the net proceeds to the Company. Pursuant to the purchase agreements with each originator, some originators may retain a portion of interest—typically a spread ranging from 0.25% to 2.5% of the total interest charged to the borrower—with the Company receiving the remaining interest income.

Construction loans provide short-term financing to real estate developers and investors for the ground-up development or significant renovation of properties, typically disbursed in stages based on project milestones. These loans are generally repaid upon project completion through refinancing or property sales. Purchase and rehabilitate loans support real estate investors in acquiring and renovating properties, while bridge loans offer temporary financing during transitional periods, such as between property acquisition and securing long-term financing or asset sales.

The Company will fully fund any undrawn committed loan balances if the borrower exercises the option to draw 100% of the available loan. The timing and amount of future draws remain at the discretion of the borrower, subject to the terms of the loan agreement.

As of June 30, 2026, the Company held 45 notes receivable with an aggregate carrying amount of $89,122,524. These notes are classified as held to maturity, as the Company has both the intent and ability to hold the notes until their contractual maturity dates. The notes receivable carry interest rates ranging from 8.5% to 12.5%. For notes not already past their contractual maturity dates, maturity dates ranged from June 2026 to November 2027. Repayment terms vary from month-to-month interest only to lump sum at maturity. The notes are secured by the real estate assets associated with the respective loans. As of June 30, 2026, three notes receivable with an aggregate outstanding principal balance of $1,629,118 were subject to heightened credit monitoring: one note, with outstanding principal of $500,645, was delinquent; and two notes, with outstanding principal of $1,047,228 and $81,245, respectively, were in foreclosure. All three notes were past their contractual maturity dates. Based on available information regarding the underlying real estate collateral, management did not identify an expected principal shortfall on any of the three notes as of June 30, 2026. Actual recoveries may differ from these estimates.

Interest and fee income for the periods ended June 30, 2026 and 2025 was $4,155,048 and $1,868,979, respectively. The Company has established an allowance for expected credit losses related to its held-to-maturity notes receivable, calculated using the CECL model. The Company recorded credit loss expense of $87,544 and $2,653 for the six months ended June 30, 2026 and 2025, respectively.

The Company has no obligation to fund a borrower’s draw request until the Company has received documentation sufficient to approve the draw. Upon approval, amounts payable are recorded as “Due to servicers” in the Company’s balance sheets (see Note 5).

NOTE 4: INVESTMENT IN SOUND CAPITAL

Arrived TRS 1, LLC (“TRS 1”) is a wholly owned subsidiary of the Company, formed as a Delaware limited liability company on October 24, 2025, and is consolidated in the Company’s financial statements. TRS 1 was formed to hold an investment that would not qualify as a REIT-compliant asset if held directly by the Company.

On January 30, 2026, TRS 1 made a $4,000,000 capital contribution to Sound Capital Equity Income Fund, LLC (f/k/a Sound Capital Construction Fund, LLC), a Delaware limited liability company (“Sound Capital”), becoming a Member of Sound Capital, a non-REIT-compliant, income-generating evergreen fund. TRS 1 funded this contribution using $2,400,000 of equity capital contributed by the Company and $1,600,000 advanced by the Company under an intercompany note, which, together with all related intercompany balances and transactions, has been eliminated in consolidation.

Pursuant to a side letter agreement entered into in connection with TRS 1’s admission as a Member, TRS 1 is entitled to a Preferred Return equal to 10% per annum on the average daily balance of its aggregate unreturned capital contributions, calculated on the basis of a 365- or 366-day year, as applicable, for the actual number of days in the period. The Preferred Return is cumulative but not compounded. TRS 1 may also participate in additional profit-sharing distributions to the extent declared and disbursed by Sound Capital, at Sound Capital’s discretion, beyond the Preferred Return.

As of June 30, 2026, the Company’s investment in Sound Capital, held through TRS 1, was $4,000,000, presented as “Investment in Sound Capital” on the Company’s consolidated balance sheet.

NOTE 5: DUE TO SERVICERS

As of June 30, 2026 and December 31, 2025, approved borrower draw requests totaled $444,092 and $68,630, respectively. Amounts approved by the servicer and payable by the Company are presented as “Due to servicers” in the balance sheets. Undisbursed loan commitments that have not been approved by the servicer are not recognized as of the reporting date.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company’s Manager, Arrived Fund Manager, LLC, is a related company under common control.

Due from (to) Related Party

The Company engages in various transactions with the Manager and its affiliates in the ordinary course of its operating and financing activities. As of June 30, 2026 and December 31, 2025, the Company had an outstanding payable balance of $196,340 and $138,965, respectively, due to related party, primarily for unpaid monthly offering service and asset management fees. In addition, the Company had outstanding related-party notes payable of $11,750,000 with Arrived Short Term Notes, LLC, an affiliate of the Manager, as further detailed in Note 7: Notes Payable – Related Party.

Management Compensation

For the six months ended June 30, 2026 and 2025, total management compensation charged by the Manager, including direct issuance expense, monthly offering service fee, and monthly asset management fee, was as follows:

●	Direct issuance expense: $342,598 and $432,504, respectively

●	Monthly offering service fee: $490,042 and $236,975, respectively

●	Monthly asset management fee: $513,816 and $222,745, respectively

NOTE 7: NOTES PAYABLE – RELATED PARTY

As of June 30, 2026 and December 31, 2025, the Company had outstanding related party notes payable with Arrived Short Term Notes, LLC, an affiliate under common control with the Manager, with a balance of $11,750,000 and $2,000,000, respectively. The notes bear interest at an interest rate of 6.5%, are unsecured, and mature 18 months from the applicable borrowing date.

For the six months ended June 30, 2026 and 2025, interest expenses related to the notes payable were $257,255 and $127,585, respectively.

NOTE 8: MEMBERS’ EQUITY

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Provided the Company has sufficient available cash flow, the Company expects the Manager to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. The Company has not established a minimum distribution level.

Common Shares

During the six months ended June 30, 2026 and 2025, the Company closed on its public offerings for net proceeds of $19,232,843 and $24,281,917, respectively.

In connection with the public offering, the Company incurred direct issuance expenses of 1.75% of gross proceeds, which are paid directly to the Manager as a deduction from gross proceeds, which amounted to the net cumulative amount of $342,598 and $432,504, respectively, during the six months ended June 30, 2026 and 2025.

Redemption

For the six months ended June 30, 2026 and 2025, the Company processed redemptions of 359,874 and 36,632 shares, respectively, totaling $3,599,977 and $366,320, respectively. Of these amounts, $3,563,980 and $358,994, respectively, were distributed to investors, while $35,997 and $7,326, respectively, were retained by the Manager for redemption fee income in accordance with the Company’s redemption plan.

Distributions

During the six months ended June 30, 2026 and 2025, the Company made distributions to the investors totaling $3,051,908 and $1,270,730, respectively, which were recorded as a reduction to members’ capital.

NOTE 9: INCOME TAXES

The Company is taxed as a C corporation for U.S. federal income tax purposes. In connection with its real estate activities, the Company is treated as a real estate investment trust (“REIT”) under the Internal Revenue Code.

As a REIT, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. For the year ending December 31, 2026, the Company anticipates that it will qualify as a REIT. As a result, the Company does not expect to incur a current federal income tax liability for the year.

The Company’s wholly owned subsidiary, Arrived TRS 1, LLC (“TRS 1”), is not itself eligible for REIT tax treatment. TRS 1 has elected taxable REIT subsidiary status under Section 856(l) of the Internal Revenue Code and is subject to regular U.S. federal and state corporate income taxes on its taxable income, in the same manner as any other C corporation. For the six months ended June 30, 2026, the Company paid $12,400 of federal income taxes related to TRS 1.

In accordance with ASC 740, Income Taxes, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of December 31, 2025, no net deferred tax assets or liabilities were recorded, as the Company’s distributions exceeded its estimated taxable income, and there were no material temporary differences. Accordingly, no valuation allowance was required.

Although the Company expects to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2026 and 2025, state income and franchise tax obligations, if any, were not material to the financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the statement of operations. As of December 31, 2025, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2026. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2026 and December 31, 2025.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2025 and 2024 tax years remain open and subject to examination by the relevant taxing authorities.

NOTE 10: SUBSEQUENT EVENTS

During the period from June 30, 2026 through August 31, 2026, approximately $8.8 million was repaid on notes receivable, held to maturity, that were outstanding as of June 30, 2026.

During the period from June 30, 2026 through August 31, 2026, borrowers requested draws totaling approximately $8.7 million under existing loan commitments, all of which the Company funded, with no loan draws pending remittance to the servicer as of the date of this report.

During the period from June 30, 2026 through August 31, 2026, the Company acquired one note receivable with an unpaid principal balance of approximately $9.9 million. This loan bears interest at a rate of 10.59% and has a contractual maturity of November 2027. Draws under this loan totaling approximately $200,000 are included in the draw funding described above.

During the period from June 30, 2026 through August 31, 2026, the Company borrowed $7,576,000 and repaid $4,175,000 under its related-party notes payable with Arrived Short Term Notes, LLC. As of September 21, 2026, approximately $15,151,000 of related-party notes payable remained outstanding.

During the period from June 30, 2026 through August 31, 2026, the Company has declared and paid aggregate distributions totaling $1,584,651.

During the period from July 1, 2026 through September 21, 2026, the Company raised an additional $7,479,300 in capital and incurred $131,907 of direct issuance costs.

On August 5, 2026, the Company processed redemptions totaling $1,524,310. Of this amount, $1,509,067 was distributed to investors, while $15,243 was retained by the Manager for redemption fee income in accordance with the Company’s redemption plan.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed January 17, 2024)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A filed January 17, 2024)
3.1*	Distribution Reinvestment and Direct Share Purchase Plan (included in the Offering Circular as Appendix B and incorporated herein by reference)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Form 1-A filed January 17, 2024)
6.1*	Broker-Dealer Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed January 17, 2024)
6.2*	Form of Shared Services Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A filed January 17, 2024)
6.3*	Form of License Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed January 17, 2024)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2026.

Arrived Debt Fund, LLC

By: Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2026
Ryan Frazier	(Acting Principal Executive Officer)

/s/ Sue Korn	Principal Financial Officer of Arrived Holdings, Inc.	September 28, 2026
Sue Korn	(Acting Principal Financial and Accounting Officer)